Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Andeavor Logistics LP of our reports dated March 1, 2017, relating to the financial statements of Western Refining Logistics, LP and subsidiaries for the year ended December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the St. Paul Park Logistics Transaction), which is incorporated by reference from the current report on Form 8-K/A of Andeavor Logistics LP filed on November 14, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/  DELOITTE AND TOUCHE LLP

Phoenix, Arizona

November 14, 2017